Exhibit 99.1

Suntech Reports Fourth Quarter and Full Year 2011 Financial Results

Wuxi, China, March 8, 2012 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, today announced financial results for its fourth fiscal quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Highlights

•                  Total net revenues were $629.0 million.

•                  Total PV shipments decreased 9.7% sequentially and increased 3.2% year-over-year.

•                  Gross profit margin was 9.9%.

•                  Net loss attributable to holders of American Depository Shares (ADS) was $136.9 million, or $0.76 per diluted ADS.

•                  Improved accounts receivable and inventory by $489.6 million from the third quarter of 2011.

•                  Generated positive operating cash flow of $240.1 million.

Full Year 2011 Highlights

•                  Total net revenues were $3,146.6 million in 2011.

•                  Total PV shipments were 2,096MW, representing 33.3% growth year-over-year.

•                  Gross profit margin was 12.3%.

•                  Net loss attributable to holders of ADSs was $1,006.7 million, or $5.58 per diluted ADS.

•                  Generated positive operating cash flow of $80.1 million.

•                  Suntech achieved 2.4GW of PV cell and module capacity, and 1.6GW of silicon ingot and wafer capacity.

“In the fourth quarter, our customers continued to demonstrate their preference to work with global suppliers that are dedicated to delivering high performance and superior quality solar panels,” said Dr. Zhengrong Shi, Suntech’s chairman and CEO. “With strong demand ahead of subsidy reductions in multiple markets, we again exceeded our shipment guidance and met our gross profit target for the fourth quarter of 2011.”

“In 2011, we continued to invest in our customer service capabilities and built on our foundation as a leading global brand. This was recognized in the EuPD’s independent survey amongst end-customers in Germany, France and Italy that selected Suntech as the first China-based company to receive the Top PV Brand award. We are committed to driving further product and service innovation in the industry to ensure we continue to deliver the best value proposition to our customers.

“Looking into 2012, we expect excess capacity and further policy adjustments in Europe and the U.S. will result in a sustained period of intense competition in the solar industry. In this context, our top priorities are to continue to drive down our production cost, invest in channel development and bring to market the most competitive product offerings. These actions will help us maintain our position as the leading supplier of solar products.”

Fourth Quarter 2011 Results

Net Revenues

Total net revenues for the fourth quarter of 2011 were $629.0 million, a decrease of 22% from $809.8 million in the third quarter of 2011 and a decrease of 33% from $945.1 million in the fourth quarter of 2010. The sequential decrease of revenues was due to a decline in shipments and a decline in the average selling price of PV products.

Cost of Revenues

Cost of revenues was $566.7 million in the fourth quarter of 2011, compared to $702.0 million in the third quarter of 2011 and $780.7 million in the fourth quarter of 2010.

Gross Profit

For the fourth quarter of 2011, gross profit was $62.3 million and gross margin was 9.9% compared to $107.8 million and 13.3%, respectively, in the third quarter of 2011; and $164.4 million and 17.4% in the fourth quarter of 2010.

Operating Expenses

Operating expenses for the fourth quarter of 2011 were $114.6 million, which represented 18.2% of revenues, compared to $613.1 million, or 75.7% of revenues, in the third quarter of 2011, and $74.3 million, or 7.9% of revenues, in the fourth quarter of 2010. Operating expenses in the fourth quarter of 2011 included $19.0 million of expenses due to planned lower utilization of production facilities.

Due to the challenging solar market conditions and the significant reduction in the Company’s market capitalization in the third quarter of 2011, Suntech initiated an assessment of its goodwill, intangibles, and certain investments. Suntech recently completed its analysis and, as a result, operating expenses in the third quarter of 2011 included non-cash, impairment charges of $482.9 million. The impairment charges consisted of $407.2 million of goodwill and intangible assets; a

$54.6 million impairment of fixed assets; and a $21.1 million provision for prepayments to affiliated companies, Nitol Solar and Shunda. In addition, operating expenses in third quarter of 2011 included a reserve for litigation of $17.5 million. Excluding the reserve and these impairments, non-GAAP(1) operating expenses for the third quarter of 2011 were $112.7 million.

Operating Income and Margin

Loss from operations in the fourth quarter of 2011 was $52.3 million and operating margin was negative 8.3%, compared to loss from operations of $505.3 million and operating margin of negative 62.4% in the third quarter of 2011; and income from operations of $90.1 million and operating margin of 9.5% in the fourth quarter of 2010. For comparison purposes, non-GAAP loss from operations in the third quarter of 2011 was $4.9 million and non-GAAP operating margin was negative 0.6%.

Interest Expense

Net interest expense was $37.4 million in the fourth quarter of 2011 compared to net interest expense of $35.7 million in the third quarter of 2011 and $23.5 million in the fourth quarter of 2010. Net interest expense in the fourth quarter of 2011 included $10.4 million in non-cash expenses of which $8.6 million was related to the 2013 convertible bonds. This compares to $10.3 million in non-cash interest expense in the third quarter of 2011.

Foreign Exchange and Other Income/Expense

Foreign exchange loss was $23.5 million in the fourth quarter of 2011 compared to a foreign exchange loss of $56.3 million in the third quarter of 2011 and a loss of $2.8 million in the fourth quarter of 2010. The foreign exchange gain or loss is the result of the translation of the value of assets and liabilities denominated in foreign currencies from period to period. The foreign exchange loss in the fourth quarter of 2011 was primarily non-cash.

Net other expense consists primarily of gains and losses related to foreign currency hedging activities. Net other gain was $15.4 million in the fourth quarter of 2011, compared with net other expense of $50.1 million in the third quarter of 2011 and net other expense of $0.4 million in the fourth quarter of 2010. As a result of the impairment assessment initiated in third quarter

(1)  Suntech’s non-GAAP financial measures for the third quarter of 2011, the full year 2010 and the full year 2011 are its corresponding GAAP financial measures as adjusted by excluding cost related to one time charges. One time charges in the full year 2010 included a provision for prepayment to affiliates; impairment of long-lived assets; and an impairment for investment in Shunda. One time charges in the third quarter of 2011  included accrual for contingent legal liability; impairment of fixed assets; impairment of goodwill and intangibles; other-than-temporary impairment for equity investments and provision for prepayments to affiliates. In addition to the third quarter of 2011 charges, the full year 2011 included charges related to the termination of a long-term supply agreement with MEMC; and loss from the discontinuation of operations at CSG Solar AG . Reconciliation of non-GAAP financial measures with corresponding GAAP financial measures are provided in the table at the end of this release.

of 2011, the net other expense in the third quarter of 2011 included a $40 million non-cash impairment of Suntech’s investment in Nitol Solar.

The net impact of losses related to foreign exchange fluctuations and hedging was approximately $8.1 million in the fourth quarter of 2011.

Tax Benefit/Expense

Tax benefit in the fourth quarter of 2011 was $19.0 million, compared to a tax benefit of $50.5 million in the third quarter of 2011 and a tax expense of $28.6 million in the fourth quarter of 2010.

Equity in Earnings of Affiliates

Equity in earnings of affiliates in the fourth quarter of 2011 was a loss of $58.1 million, compared to a loss of $45.1 million in the third quarter of 2011 and a gain of $323.8 million in the fourth quarter of 2010. The loss in the fourth quarter of 2011 was primarily related to a non-cash decrease in the fair value of Suntech’s investment in the Global Solar Fund (GSF) due to an adjustment of the weighted average cost of capital used to calculate the valuation of solar projects owned by GSF investee companies, and a transfer of a portion of Suntech’s holding in GSF to settle amounts owing under a previously agreed upon incentive plan to the manager of the General Partner of GSF. As a result of such transfer, the Company’s holding in GSF has declined from 86% to 79%. The loss in the third quarter of 2011 was primarily related to a $48 million impairment of Suntech’s investment in Shunda Holdings, which was a result of the impairment assessment in the third quarter of 2011. The equity in earnings of affiliates in the fourth quarter of 2010 was primarily related to a $250 million non-cash increase in the fair value of GSF’s investments.

Net Income and Earnings per ADS

Net loss attributable to holders of ADS was $136.9 million, or $0.76 per diluted ADS, for the fourth quarter of 2011, compared to a net loss of $642.2 million, or $3.56 per diluted ADS, for the third quarter of 2011 and a net gain of $358.0 million, or $1.83 per diluted ADS, for the fourth quarter of 2010. Non-GAAP net loss attributable to holders of ADSs in the third quarter of 2011 was $53.8 million, or $0.30 per diluted ADS.

Balance Sheet

Cash and restricted cash totaled $709.0 million as of December 31, 2011, compared with $567.7 million as of September 30, 2011.  The increase in cash was primarily due to a reduction in accounts receivable and inventory in the fourth quarter of 2011.

Inventory was $516.5 million as of December 31, 2011, compared with $696.3 million as of September 30, 2011. The decrease in inventory was due to stringent inventory control. Inventory turnover days improved to 82 days in the fourth quarter of 2011 from 89 days in the third quarter of 2011.

Accounts receivable totaled $475.3 million as of December 31, 2011, compared with $785.1 million as of September 30, 2011. The decrease was due to continuous collection efforts in the fourth quarter of 2011. Days sales outstanding improved to 68 days in the fourth quarter of 2011, compared to 87 days in the third quarter of 2011.

Accounts payable totaled $542.2 million as of December 31, 2011, compared with $632.0 million as of September 30, 2011.  The decrease in accounts payable was primarily due to lower procurement in line with lower shipments.  Accounts payable days increased to 86 days in the fourth quarter of 2011 from 81 days in the third quarter of 2011.

Net debt, which reflects total debt less cash and restricted cash, declined by $206.9 million in the fourth quarter of 2011 from $1,802.5 million as of September 30, 2011 to $1,595.5 million as of December 31, 2011. The fourth quarter decline in the net debt was primarily due to an increase in the cash position, and the repayment of some credit facilities.

Cash Flow

In the fourth quarter of 2011, cash provided from operations was $240.1 million, compared to cash used in operations of $27.2 million in the third quarter of 2011, and cash used in operations of $307.6 million in the fourth quarter of 2010. The cash provided from operations in the fourth quarter of 2011 was primarily due to stringent working capital management and the reduction in accounts receivable and inventory.

Non-Cash Items

In the fourth quarter of 2011, the major non-cash related expenses were share-based compensation charges of $2.1 million; depreciation and amortization expenses of $35.1 million; non-cash interest expenses $10.4 million; and equity in loss of affiliates of $58.1 million.

Capital Expenditures

In the fourth quarter of 2011, capital expenditures totaled $37.6 million, compared to $80.8 million in the third quarter of 2011 and $12.2 million in the fourth quarter of 2010. Capital expenditures in the fourth quarter of 2011 were primarily related to outstanding payments for plant and equipment.

Full Year 2011 Results

Net Revenues

Total net revenues for the full year 2011 were $3,146.6 million, compared with $2,901.9 million in 2010.  The year-over-year increase was primarily due to a 33.3% increase in shipments of PV products, which was offset by a decline in the average selling price of PV products.

Gross Profit

For the full year 2011, gross profit was $386.6 million and gross margin was 12.3% compared to gross profit of $543.1 million and gross margin of 18.7% for the full year 2010. The decrease in gross margin was primarily a result of the reduction in the average selling price of PV products exceeding the reduction in cost of goods sold.

The gross profit in 2011 was impacted by a $91.9 million write-off of the unamortized cost of warrants previously issued to MEMC in conjunction with a supply agreement, which was terminated in the second quarter of 2011. Non-GAAP gross profit in the full year 2011 was $478.5 million and non-GAAP gross margin was 15.2%.

Operating Expenses

Operating expenses for the full year 2011 were $1,019.9 million compared to $345.9 million for the full year 2010. In order to facilitate comparison between Suntech and its peers, since the second quarter of 2011, Suntech has reclassified freight expense as an operating expense. Previously, freight expense was a component of cost of revenues. Freight expense was $39.3 million and $61.7 million in 2010 and 2011, respectively. Comparable numbers in historical periods have also been adjusted accordingly.

Operating expenses in 2011 included $120 million of expenses related to the termination of a supply contract with MEMC; a $17.5 million provision for litigation; a $407.2 million impairment of goodwill and intangible assets; a $54.6 million impairment of fixed assets; and a $21.1 million non-cash provision for prepayments to affiliated companies, Nitol Solar and Shunda. Excluding these impairments and provisions, non-GAAP operating expenses for 2011 were $399.5 million. Non-GAAP operating expenses for 2010 were $283.3 million.

Operating Income and Margin

Loss from operations was $633.3 million and operating margin was negative 20.1% for the full year 2011 compared to operating income of $197.2 million and operating margin of 6.8% for the full year 2010.

Non-GAAP operating income for the full year 2011 was $79.0 million and non-GAAP operating margin was 2.5%. Non-GAAP operating income for the full year 2010 was $259.8 million and non-GAAP operating margin was 9.0%.

Equity in Earnings of Affiliates

Equity in earnings of affiliates was a loss of $98.7 million in 2011 compared to a gain in equity in earnings of affiliates of $250.8 million in 2010. The equity in earnings of affiliates in 2010 was primarily related to a $269.5 million non-cash increase in the fair value of GSF’s investments; $49.5 million equity income on consolidation of the acquisition of a wafer company; and $24 million equity income from earnings of the wafer business prior to acquisition in the fourth quarter of 2010. This was offset by an equity loss related to the impairment of the investment in Shunda Holdings of $101.1 million in 2010. Equity in loss of affiliates in 2011 was primarily due to an impairment Suntech’s investment in Shunda Holdings and a decrease in the fair value of Suntech’s investment in GSF.

Net Income and Earnings per ADS

Net loss attributable to holders of ADSs was $1,006.7 million, or $5.58 per diluted ADS for the full year 2011, compared to net income of $236.9 million, or $1.30 per diluted ADS for the full year 2010.

Non-GAAP net loss attributable to holders of ADSs was $192.3 million or $1.07 per diluted ADS for the full year 2011. Non-GAAP net income attributable to holders of ADSs was $400.6 million, or $2.21 for the full year 2010.

Cash Flow

In the full year 2011, cash provided by operations was $80.1 million, compared to cash used in operations of $30.0 million in the full year 2010.

Capital Expenditures

In the full year 2011, capital expenditures, which were primarily related to the construction of manufacturing facilities, totaled $366.8 million, lower than previously stated guidance of $400 million. This is compared to $276.0 million for the full year 2010.  Depreciation and amortization expenses totaled $141.6 million in 2011, compared to $84.9 million in 2010.

Business Outlook

As a result of lower than expected inventory level and seasonal weakness in demand, Suntech expects shipments in the first quarter of 2012 to decline by approximately 30% from the fourth quarter of 2011.

Gross margin in the first quarter of 2012 is expected to be in the range of 3% to 6%.

For the fiscal year ending December 31, 2012, Suntech expects shipments to be in the range of 2.1GW to 2.5GW.

Suntech expects to maintain cell and module production capacity at 2.4GW and wafer capacity at 1.6GW in 2012. Full year 2012 capital expenditures are expected to be in the range of $120 million to $150 million.

2011 Results Preliminary and Unaudited

The results presented in this press release are preliminary and unaudited. The Company is in the process of completing its 2011 audit, and adjustments to the results set forth in this press release may be identified as a result of this process. The Company’s 2011 audited financial statements will be included in its 2011 Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission.

Fourth Quarter and Full Year 2011 Conference Call Information

Suntech management will host a conference call today, Thursday, March 8, 2012 at 8:00a.m. U.S. Eastern Time (which corresponds to 1:00p.m. Greenwich Mean Time on March 8, 2012 and 9:00p.m. Beijing/Hong Kong time on March 8, 2012) to discuss the company’s results.

Dial-in details for the earnings conference call are as follows:
US Toll Free:	+1.866.519.4004
US Toll/International:	+1.718.354.1231
UK:	+ 44.203.059.8139
Hong Kong:	+852.2475.0994
Passcode:	Suntech

A replay of the conference call may be accessed until March 15, 2012 by dialing:
US Toll Free:	+1-866-214-5335
US Toll/International:	+1-718-354-1232
Passcode:	46992303

Additionally, a live and archived webcast of this conference call will be available on the Investors section of Suntech’s website at http://ir.suntech-power.com.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP - News) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 20,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Our mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit http://www.suntech-power.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes first quarter 2012 shipments and gross margin; full year 2012 shipment expectations; and 2012 capacity and capital expenditures. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to the termination of MEMC long-term supply agreement; write-off of unamortized cost of warrants granted to MEMC; discontinuation of operations at CSG Solar AG; accrual for contingent legal liability; impairment of fixed assets; impairment of goodwill and intangibles; other-than-temporary impairment for equity investments and provision for prepayments to affiliates in 2011.. Suntech believes that non-GAAP information is useful for analysts and investors to evaluate Suntech’s future on-going performance because they enable a more meaningful comparison of Suntech’s projected performance with its historical results from prior periods. This information is not intended to represent or to be used as a substitute for gross profit/margin, operating expenses, operating income or net income as measured under GAAP. Many analysts covering Suntech use the non-GAAP measures as well. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures” set forth in this release and which shall be read together with the accompanying financial statements prepared under GAAP.

For further information, please contact:

Suntech Power Holdings, Co. Ltd.
Rory Macpherson
Investor Relations Director
Tel: +1-415-268-8975
Email: ir@suntech-power.com

Note: The quarterly and full year consolidated income statements, cash flow statements and balance sheets are unaudited.

SUNTECH POWER HOLDINGS CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	As of	As of	As of
	Dec 31,	Sep 30,	Dec 31,
	2010	2011	2011
		(Revised)
	($ in millions)
ASSETS
Current assets:
Cash and cash equivalents	872.5	458.4	492.4
Restricted cash	142.5	109.3	216.6
Inventories	558.2	696.3	516.5
Accounts receivable	515.9	785.1	475.3
—Investee companies of GSF	10.4	25.8	19.5
—Others	505.5	759.3	455.8
Value-added tax recoverable	92.4	100.2	90.8
Advances to suppliers	84.4	92.5	84.4
Other current assets	146.5	177.3	222.3
Total current assets	2,412.4	2,419.1	2,098.3

Property, plant and equipment, net	1,326.2	1,538.1	1,569.2
Intangible assets, net	156.0	24.6	23.0
Goodwill	278.0	—	—
Investments in affiliates	545.9	516.6	454.2
Long-term prepayments	213.8	172.3	185.1
Long-term loan to suppliers	53.0	—	—
Amount due from related parties	94.1	75.2	67.6
Other non-current assets	137.7	146.0	152.2
TOTAL ASSETS	5,217.1	4,891.9	4,549.6

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	1,400.8	1,582.6	1,558.6
Accounts payable	457.0	632.0	542.2
Convertible notes-current	0.4	3.8	3.8
Other current liabilities	511.8	545.0	476.9
Total current liabilities	2,370.0	2,763.4	2,581.5

Long-term bank borrowings	163.3	211.5	161.2
Convertible notes-non-current	551.2	572.2	580.9
Accrued warranty costs	81.0	89.7	94.1
Other long-term liabilities	171.4	165.0	167.2
Total liabilities	3,336.9	3,801.8	3,584.9

Total Suntech Power Holdings Co. Ltd. Equity	1,867.7	1,081.3	958.3
Noncontrolling interest	12.5	8.8	6.4
Total equity	1,880.2	1,090.1	964.7

TOTAL LIABILITIES AND EQUITY	5,217.1	4,891.9	4,549.6

SUNTECH POWER HOLDINGS CO., LTD.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Three months ended
	Dec 31,	Sep 30,	Dec 31,
	2010	2011	2011
		(Revised)
	(In millions, except ADS, per share, and per ADS data)

Total net revenues	945.1	809.8	629.0
- Investee companies of GSF	53.6	—	—
- Others	891.5	809.8	629.0
Total cost of revenues	780.7	702.0	566.7

Gross profit	164.4	107.8	62.3

Selling expenses	33.5	45.5	42.5
General and administrative expenses	30.8	73.0	64.1
Research and development expenses	10.0	11.7	8.0
Impairment for goodwill and long-lived assets	—	461.8	—
Provision for prepayments to affiliates	—	21.1	—
Total operating expenses	74.3	613.1	114.6

Income (loss) from operations	90.1	(505.3)	(52.3)

Interest expense	(25.9)	(37.7)	(38.7)
Interest income	2.4	2.0	1.3
Foreign exchange loss	(2.8)	(56.3)	(23.5)
Other (expense) income, net	(0.4)	(50.1)	15.4

Income before income taxes	63.4	(647.4)	(97.8)
Tax (expense) benefit, net	(28.6)	50.5	19.0

Net income (loss) after taxes before noncontrolling interest and equity in earnings (loss) of affiliates	34.8	(596.9)	(78.8)

!	323.8	(45.1)	(58.1)

Income (loss) from continuing operations	358.6	(642.0)	(136.9)
Loss from discontinued operation, net of tax	—	(0.3)	—

Net income(loss)	358.6	(642.3)	(136.9)

Net (income) loss attributable to the noncontrolling interest	(0.6)	0.1	—

Net income (loss) attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	358.0	(642.2)	(136.9)

Net income (loss) per share and per ADS:

- Basic	1.99	(3.56)	(0.76)
- Diluted	1.83	(3.56)	(0.76)

Shares and ADSs used in computation
-Basic	179,834,510	180,552,056	180,687,927
-Diluted	196,053,288	180,552,056	180,687,927

SUNTECH POWER HOLDINGS CO., LTD.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Year ended
	Dec 31, 2010	Dec 31, 2011
	($ in millions, except share, per share, and per ADS data)
Net revenues	2,901.9	3,146.6
- Investee companies of GSF	197.4	33.6
- Others	2,704.5	3,113.0
Total cost of revenues	2,358.8	2,760.0

Gross profit	543.1	386.6

Operating expenses
Selling expenses	118.0	162.6
General and administrative expenses	125.1	215.8
Research and development expenses	40.2	38.6
Impairment for goodwill and long-lived assets	54.6	461.8
Provision for prepayments to affiliates	8.0	21.1
MEMC settlement charges	—	120.0
Total operation expenses	345.9	1,019.9

Income (loss) from operations	197.2	(633.3)

Interest expenses	(99.5)	(143.3)
Interest income	7.6	7.4
Foreign exchange loss	(46.7)	(38.2)
Other expense, net	(47.7)	(133.1)

Income (loss) from continuing operations before income taxes	10.9	(940.5)
Tax (expense) benefit, net	(23.8)	47.1

Loss from continuing operations after taxes before noncontrolling interest and equity in earnings (loss) of affiliates	(12.9)	(893.4)
Equity in earnings (loss) of affiliates, net of taxes	250.8	(98.7)

Income (loss) from continuing operations	237.9	(992.1)
Loss from discontinued operation, net of tax		(14.1)

Net income (loss)	237.9	(1,006.2)
Net income attributable to the noncontrolling interest	(1.0)	(0.5)

Net income (loss) attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	236.9	(1,006.7)

Net income (loss) per share and per ADS:

- Basic	1.32	(5.58)
- Diluted	1.30	(5.58)

Shares used in computation:
- Basic	179,585,692	180,450,402
- Diluted	181,629,281	180,450,402

SUNTECH POWER HOLDINGS CO., LTD.

CONDENSED STATEMENT OF CASH FLOWS

	Three months ended
	31-Dec-10	30-Sep-11	31-Dec-11
	(Revised) ($ in millions)

Operating activities:
Net income (loss)	358.6	(642.3)	(136.9)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share based compensation	4.3	3.3	2.1
Depreciation and amortization	18.3	36.7	35.1
Amortization of debt discount	7.9	8.5	8.6
Deferred taxes	(9.5)	(47.2)	(9.3)
Loss (gain) on financial derivatives, net	2.4	10.8	(15.4)
Provision for doubtful accounts	16.4	31.1	8.1
Provision for inventories	3.0	20.2	(18.4)
Provision for purchase commitments	(1.2)	—	10.5
OTTI for long-term investments	—	88.0	3.6
Impairment for Goodwill	—	281.5	—
Impairment for Long-lived Assets	6.1	180.3	—
Equity in (earnings) loss of affiliates	(323.7)	(2.9)	58.1
Other non-cash items	5.4	0.8	6.4
Changes in operating assets and liabilities:	(395.6)	4.0	287.6

Net cash (used in) provided by operating activities	(307.6)	(27.2)	240.1

	Three months ended
	31-Dec-10	30-Sep-11	31-Dec-11
	($ in millions)

Investing activities:
Purchases of property, plant and equipment	(12.2)	(80.8)	(37.6)
(Payments) net proceeds from redemption of financial derivatives	(41.6)	(13.1)	9.4
Other investing activities	25.9	11.3	(99.4)

Net cash used in investing activities	(27.9)	(82.6)	(127.6)

Financing activities:
Net change in bank borrowings	224.3	(78.9)	(69.5)
Other financing activities	43.3	(7.7)	(5.0)

Net cash provided by (used in) financing activities	267.6	(86.6)	(74.5)

Effect of exchange rate changes	(5.8)	6.6	(4.0)

Net (decrease) increase in cash and cash equivalents	(73.7)	(189.8)	34.0
Cash and cash equivalents at the beginning of the year	946.2	648.2	458.4

Cash and cash equivalents at the end of the year	872.5	458.4	492.4

SUNTECH POWER HOLDINGS CO., LTD.

CONDENSED STATEMENT OF CASH FLOWS

	Year ended
	31-Dec-10	31-Dec-11
	($ in millions)

Operating activities:
Net income (loss)	237.9	(1,006.2)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share based compensation	14.9	12.5
Depreciation and amortization	84.9	141.6
Amortization of debt discount	31.9	33.5
Deferred taxes	(40.4)	(73.2)
Loss on financial derivatives, net	49.8	93.0
Provision for doubtful accounts	18.5	43.4
Provision for inventories	28.9	37.0
Provision for purchase commitments	(9.8)	11.9
OTTI for long-term investments	—	93.0
Impairment of goodwill	—	281.5
Impairment of long-lived Assets	63.0	180.3
Equity in (earnings) loss of affiliates	(250.8)	50.7
Write-off of unamortized warrants cost for MEMC	—	91.9
Other non-cash items	15.6	28.6
Changes in operating assets and liabilities:	(274.4)	60.6

Net cash (used in) provided by operating activities	(30.0)	80.1

	31-Dec-10	31-Dec-11
	($ in millions)

Investing activities:
Purchases of property, plant and equipment	(276.0)	(366.8)
Net proceeds from redemption of investment securities	201.6	—
Purchase of long-term equity investment	(144.7)	—
Payments from redemption of financial derivatives	(39.3)	(104.8)
Other investing activities	19.8	(95.9)

Net cash used in investing activities	(238.6)	(567.5)

Financing activities:
Net change in bank borrowings	469.7	156.6
Payment of convertible notes redemption	(221.2)	0
Other financing activities	54.5	(41.5)

Net cash Provided by financing activities	303.0	115.1

Effect of exchange rate changes	4.9	(7.8)

Net increase (decrease) in cash and cash equivalents	39.3	(380.1)
Cash and cash equivalents at the beginning of the year	833.2	872.5

Cash and cash equivalents at the end of the year	872.5	492.4

NON-GAAP RECONCILIATION

	GAAP 3Q/2011 Results	Accrual for contingent lawsuit	Impairment of goodwill and long- lived assets	Impairment of investment in Nitol	Provision for prepayments to affiliates	Impairment of investment in Shunda	Non-GAAP 3Q/2011 Results
Revenue	$809.8						$809.8
Cost of Revenues	$702.0						$702.0
Gross Profit	$107.8						$107.8
Gross Margin	13.3%						13.3%
Operating Expenses	$613.1	$17.5	$461.8		$21.1	$0.0	$112.7
Operating (Loss) Income	$(505.3)	$17.5	$461.8		$21.1	$0.0	$(4.9)
Operating Margin	-62.4%	2.2%	57.0%		2.6%	0.0%	-0.6%
Other expenses	$(50.1)			$40.0			$(10.1)
Equity in (loss) earnings of affiliates, net of taxes	$(45.1)					$48.0	$2.9
Net (loss) income attributable to holders of ordinary shares	$(642.2)	$17.5	$461.8	$40.0	$21.1	$48.0	$(53.8)
Earnings per ADS	$(3.56)	$0.10	$2.56	$0.22	$0.12	$0.27	$(0.30)

	GAAP FY2011 Results	CSG Discontinuation	MEMC Contract Termination	Accrual for contingent lawsuit	Impairment of goodwill and long- lived assets	Impairment of investment in Nitol	Provision for prepayments to affiliates	Impairment of investment in Shunda	Non-GAAP FY2011 Results
Revenue	$3,146.6								$3,146.6
Cost of Revenues	$2,760.0		$91.9						$2,668.1
Gross Profit	$386.6		$91.9						$478.5
Gross Margin	12.3%		2.92%						15.2%
Operating Expenses	$1,019.9		$120.0	$17.5	$461.8		$21.1		$399.5
Operating (Loss) Income	$(633.3)		$211.9	$17.5	$461.8		$21.1		$79.0
Operating Margin	-20.1%		6.7%	0.6%	14.7%		0.7%		2.5%
Other expenses	$(133.1)					$40.0			$(93.1)
Equity in (loss) earnings of affiliates, net of taxes	$(98.7)							$48.0	$(50.7)
Loss form discontinued operation, net of tax	$(14.1)	$14.1							$0.0
Net (loss) income attributable to holders of ordinary shares	$(1,006.7)	$14.1	$211.9	$17.5	$461.8	$40.0	$21.1	$48.0	$(192.3)
Earnings per ADS	$(5.58)	$0.08	$1.17	$0.10	$2.56	$0.22	$0.12	$0.27	$(1.07)

	GAAP FY2010 Results	Provision for prepayment to affiliates	Impairment of long- lived assets	Impairment of investment in Shunda	Non-GAAP FY2010 Results
Revenue	$2,901.9				$2,901.9
Cost of Revenues	$2,358.8				$2,358.8
Gross Profit	$543.1				$543.1
Gross Margin	18.7%				18.7%
Operating Expenses	$345.9	$8.0	$54.6		$283.3
Operating Income	$197.2	$8.0	$54.6		$259.8
Operating Margin	6.8%	0.3%	1.9%		9.0%
Equity in earnings of affiliates, net of taxes	$250.8			$101.1	$351.9
Net income attributable to holders of ordinary shares	$236.9	$8.0	$54.6	$101.1	$400.6
Earnings per ADS	$1.30	$0.04	$0.30	$0.56	$2.21